EXHIBIT 99.1

News Release

North American Construction Group Ltd. Announces Record
Results for the Second Quarter Ended June 30, 2023
ACHESON, Alberta, July 26, 2023 - North American Construction Group Ltd. ("NACG") today announced results for the second quarter ended June 30, 2023. Unless otherwise indicated, financial figures are expressed in Canadian dollars, and comparisons are to the prior period ended June 30, 2022.
Second Quarter 2023 Highlights:
•Equipment utilization of 61% benefited from the strong momentum heading into the quarter, a quick spring break up in April, and continued steady demand for heavy equipment but was impacted in June by unusually wet weather as well as a required fleet remobilization in the oil sands region.
•Reported revenue of $193.6 million, compared to $168.0 million in the same period last year, was generated primarily by the equipment fleet in the oil sands region. When comparing to Q2 2022, the revenue increase included full quarter impacts of updated equipment rates and the acquisition of ML Northern Services Ltd.
•Combined revenue of $277.0 million, compared to $228.0 million in the same period last year, reflected both the demand for our heavy equipment fleet as well as another strong quarter from the increasing capacities of our Indigenous joint ventures.
•Our net share of revenue from equity consolidated joint ventures of $158.5 million compared favourably to $125.8 million in the same period last year. Quarterly revenue was primarily generated by our Indigenous joint ventures but activity, scope and run rates within the Fargo-Moorhead project continue to increase.
•Adjusted EBITDA of $51.8 million and margin of 18.7% compared favorably to the prior period metrics of $41.6 million and 18.3%, respectively, and set a new Q2 record for the Company as revenue increases drove higher gross EBITDA while margin improvements were mostly offset during the month of June from difficult working conditions and fleet remobilization.
•Cash flows generated from operating activities of $40.2 million, compared to $35.5 million in the same period last year, as the higher earnings generated were largely offset by the timing of lower cash dividends received from joint ventures and the settlement of deferred share units that occurred during the quarter.
•Free cash flow used in the quarter was $4.3 million as adjusted EBITDA was primarily used for sustaining capital maintenance and cash interest. Timing of cash distributions from our joint ventures impact quarterly free cash flow but are expected to be realized prior to year end.
•Net debt was $394.3 million at June 30, 2023, an increase of $10.2 million from March 31, 2023, as timing impacts of free cash flow, growth spending, and dividends required debt financing during the quarter.
•The equipment rebuilding program continued its momentum with the sale and commissioning of another ultra-class unit bringing the total Mikisew joint venture haul truck fleet to sixteen.
"The second quarter is always the most difficult to navigate from an operating perspective, but despite the rainy weather and fleet remobilization, the business posted historical high Q2 results in almost every fundamental metric we measure. These results further increase my confidence in the NACG team and our business continuing to meet or exceed expectations while advancing our overall corporate strategy. The Fargo-Moorhead project is hitting its stride and, as we surpass the 10% completion mark, this project will become a meaningful contributor for several years. The business remains focused on executing and I am excited about the second half of the year," said Joseph Lambert, President and CEO.

EXHIBIT 99.1

Consolidated Financial Highlights

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands, except per share amounts)	2023	2022	2023	2022
Revenue	$193,573	$168,028	$436,178	$344,739
Total combined revenue(i)	276,953	227,954	597,570	464,540

Gross profit	21,531	12,440	62,450	34,391
Gross profit margin(i)	11.1%	7.4%	14.3%	10.0%

Combined gross profit(i)	36,194	21,839	91,932	54,347
Combined gross profit margin(i)(ii)	13.1%	9.6%	15.4%	11.7%

Operating income	10,270	6,301	35,797	21,943

Adjusted EBITDA(i)(iii)	51,833	41,649	136,456	99,389
Adjusted EBITDA margin(i)(iii)	18.7%	18.3%	22.8%	21.4%

Net income	12,262	7,514	34,108	21,071
Adjusted net earnings(i)	12,489	4,717	37,766	19,316

Cash provided by operating activities	40,185	35,485	72,009	59,670
Cash provided by operating activities prior to change in working capital(i)	27,145	33,373	92,980	78,227

Free cash flow(i)	(4,282)	10,393	(30,395)	(928)

Purchase of PPE	38,419	27,121	74,915	52,386
Sustaining capital additions(i)	38,311	22,341	85,502	56,580
Growth capital additions(i)	2,748	—	2,748	—

Basic net income per share	$0.46	$0.27	$1.29	$0.75
Adjusted EPS(i)	$0.47	$0.17	$1.43	$0.69
(i)See "Non-GAAP Financial Measures".
(ii)Combined gross profit margin is calculated using combined gross profit over total combined revenue.
(iii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2023	2022	2023	2022
Cash provided by operating activities	$40,185	$35,485	$72,009	$59,670
Cash used in investing activities	(39,236)	(25,092)	(80,153)	(51,903)
Capital additions financed by leases	(7,979)	—	(24,999)	(8,695)
Add back:
Growth capital additions(i)	2,748	—	2,748	—
Free cash flow(i)	$(4,282)	$10,393	$(30,395)	$(928)
(i)See "Non-GAAP Financial Measures".
Declaration of Quarterly Dividend
On July 25, 2023, the NACG Board of Directors declared a regular quarterly dividend (the "Dividend") of ten Canadian cents ($0.10) per common share, payable to common shareholders of record at the close of business on August 31, 2023. The Dividend will be paid on October 6, 2023, and is an eligible dividend for Canadian income tax purposes.
Financial Results for the Three Months Ended June 30, 2023
Revenue of $193.6 million represented a $25.5 million (or 15%) increase from Q2 2022. Revenue across all major sites in the oil sands region has continued to see year-over-year revenue growth with our heavy equipment fleet at Fort Hills driving the largest increase as the site continues to ramp up. Equipment utilization of 61% benefited from the strong momentum heading into the quarter, a quick spring break up in April, and continued steady demand for heavy equipment but was significantly impacted in June by unusually wet weather as well as a required fleet remobilization in the oil sands region. Maintenance headcount levels have remained consistent which continues to lower equipment repair backlog and increased mechanical availability. The purchase of ML Northern Services Ltd.'s ("ML Northern") fuel and lube fleet, which occurred on October 1, 2022, and DGI Trading had modest impacts on revenue increases with services and sales provided to external customers. Lastly, another ultra-class haul truck was sold to and commissioned by the Mikisew North American Limited Partnership ("MNALP"), bringing its haul truck fleet to sixteen.

EXHIBIT 99.1

Combined revenue of $277.0 million represented a $49.0 million (or 21%) increase from Q2 2022. Our share of revenue generated in Q2 2023 by joint ventures and affiliates was $83.4 million, compared to $59.9 million in Q2 2022 (an increase of 39%). Consistent with the prior year, top-line performance was driven by the Nuna Group of Companies ("Nuna"), as they continued their project execution at the gold mine in Northern Ontario. The other drivers of the revenue increases were the joint ventures dedicated to the Fargo-Moorhead flood diversion project, which posted solid top-line revenue as the project ramps up, and the aforementioned expanding revenue capacity from rebuilt ultra-class and 240-ton haul trucks directly owned by MNALP.
Adjusted EBITDA of $51.8 million represented an increase of $10.2 million (or 24%) from the Q2 2022 result of $41.6 million, consistent with increases in combined revenue. The adjusted EBITDA margin of 18.7% reflected normal impacts typically incurred in the second quarter during the transition from winter to spring at the mine sites, particularly in Fort McMurray. In addition, the difficult wet conditions in June had a significant impact on margin as low equipment utilization of less than 50% in the month resulted in fixed costs both at the operational sites and corporate facilities becoming a factor in impacting the overall EBITDA margins.
Depreciation of our equipment fleet was 12.6% of revenue in the quarter, compared to 15.7% in Q2 2022, benefiting from efficient and productive use of the equipment fleet. Our internal maintenance programs continue to produce low-cost and longer life components which is impacting depreciation rates. In addition to these factors, our lower capital intensive services continue to have noticeable impacts on the depreciation percentage when comparing to previous benchmarks.
General and administrative expenses (excluding stock-based compensation) were $7.2 million, or 3.7% of revenue, compared to $6.9 million, or 4.1% of revenue in Q2 2022. Consistent costs were incurred as increases from ML Northern and cost items impacted by inflation were mostly offset by cost discipline in discretionary areas and incremental G&A recoveries from our joint ventures.
Cash related interest expense (See "Non-GAAP Financial Measures".) for the quarter was $7.2 million at an average cost of debt of 6.9%, compared to 5.2% in Q2 2022, as rate increases posted by the Bank of Canada directly impact our Credit Facility and have a delayed impact on the rates for secured equipment-backed financing. Total interest expense was $7.5 million in the quarter, compared to $5.6 million in Q2 2022.
Adjusted EPS of $0.47 on adjusted net earnings of $12.5 million is up 176% from the prior year figure of $0.17 and is consistent with adjusted EBIT performance as tax and interest tracked fairly consistently with the prior year. Weighted-average common shares levels for the second quarters of 2023 and 2022 reflected a decrease at 26,409,357 and 27,968,510, respectively, net of shares classified as treasury shares, due to the share purchases and cancellations which occurred in the third quarter of 2022.
Free cash flow was a use of cash of $4.3 million and was primarily the result of adjusted EBITDA of $51.8 million, as detailed above, offset by sustaining capital additions ($38.3 million) and cash interest paid ($8.4 million). Free cash flow was also impacted by the cash settlement of certain deferred share units ($7.3 million). As stated in the previous disclosures regarding our annual capital spending, our program is front-loaded in the year and the first half spending is considered typical and consistent with the annual sustaining capital range provided.
BUSINESS UPDATES
2023 Strategic Focus Areas
•Safety - focus on people and relationships as we maintain an uncompromising commitment to health and safety while elevating the standard of excellence in the field.
•Sustainability - commitment to the continued development of sustainability targets and consistent measurement of progress to those targets.
•Execution - enhance our record of operational excellence with respect to fleet maintenance, availability and utilization through leverage of our reliability programs, technical improvements and management systems.
•Diversification - continue to pursue further diversification of customers, resources and geography through strategic partnerships, industry expertise and/or investment in Indigenous joint ventures.

EXHIBIT 99.1

Liquidity
Our current liquidity positions us well moving forward to fund organic growth and the required correlated working capital investments. Including equipment financing availability and factoring in the amended Credit Facility agreement, total available capital liquidity of $159.4 million includes total liquidity of $120.4 million and $27.3 million of unused finance lease borrowing availability as at June 30, 2023. Liquidity is primarily provided by the terms of our $300.0 million credit facility which allows for funds availability based on a trailing twelve-month EBITDA as defined in the agreement and is now scheduled to expire in October 2025.

	June 30, 2023	December 31, 2022
Credit Facility limit	$300,000	$300,000
Finance lease borrowing limit	175,000	175,000
Other debt borrowing limit	20,000	20,000
Total borrowing limit	$495,000	$495,000
Senior debt(i)	(257,421)	(265,931)
Letters of credit	(31,348)	(32,030)
Joint venture guarantees	(68,615)	(53,744)
Cash	21,749	69,144
Total capital liquidity(i)	$159,365	$212,439
(i)See "Non-GAAP Financial Measures".
NACG’s Outlook
For information regarding management's outlook for 2023, please refer to the press release issued subsequent to the release of the Q2 2023 Report.
Conference Call and Webcast
Management will hold a conference call and webcast to discuss our financial results for the quarter ended June 30, 2023, tomorrow, Thursday, July 27, 2023, at 6:00 am Mountain Time (8:00 am Eastern Time).
The call can be accessed by dialing:
Toll free: 1-888-886-7786
Conference ID: 47287641
A replay will be available through September 1, 2023, by dialing:
Toll Free: 1-877-674-7070
Conference ID: 47287641
Playback Passcode: 287641
The Q2 2023 earnings presentation for the webcast will be available for download on the company’s website at www.nacg.ca/presentations/
The live presentation and webcast can be accessed at:
https://viavid.webcasts.com/starthere.jsp?ei=1624616&tp_key=5ac36a78e5
A replay will be available until September 1, 2023, using the link provided.
Basis of Presentation
We have prepared our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars. Please see the Management’s Discussion and Analysis ("MD&A") for the quarter ended June 30, 2023, for further detail on the matters discussed in this release. In addition to the MD&A, please reference the dedicated Q2 2023 Results Presentation for more information on our results and projections which can be found on our website under Investors - Presentations.
Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words "anticipate", "believe", "expect", "should" or similar expressions and include all information provided under the above heading "NACG's Outlook".

EXHIBIT 99.1

The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the MD&A for the three and six months ended June 30, 2023. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.
Non-GAAP Financial Measures
This press release presents certain non-GAAP financial measures because management believes that they may be useful to investors in analyzing our business performance, leverage and liquidity. The non-GAAP financial measures we present include "adjusted EBIT", "adjusted EBITDA", "adjusted EPS", "adjusted net earnings", "cash provided by operating activities prior to change in working capital", "combined gross profit", "equity investment depreciation and amortization", "equity investment EBIT", "free cash flow", "growth capital", "margin", "net debt", "senior debt", "sustaining capital", "total capital liquidity", and "total combined revenue". A non-GAAP financial measure is defined by relevant regulatory authorities as a numerical measure of an issuer's historical or future financial performance, financial position or cash flow that is not specified, defined or determined under the issuer’s GAAP and that is not presented in an issuer’s financial statements. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Each non-GAAP financial measure used in this press release is defined and reconciled to its most directly comparable GAAP measure in the "Non-GAAP Financial Measures" section of our Management’s Discussion and Analysis filed concurrently with this press release.
Reconciliation of total reported revenue to total combined revenue

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2023	2022	2023	2022
Revenue from wholly-owned entities per financial statements	$193,573	$168,028	$436,178	$344,739
Share of revenue from investments in affiliates and joint ventures	158,485	125,774	347,970	251,204
Elimination of joint venture subcontract revenue	(75,105)	(65,848)	(186,578)	(131,403)
Total combined revenue(i)	$276,953	$227,954	$597,570	$464,540
(i)See "Non-GAAP Financial Measures".
Reconciliation of reported gross profit to combined gross profit

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2023	2022	2023	2022
Gross profit from wholly-owned entities per financial statements	$21,531	$12,440	$62,450	$34,391
Share of gross profit from investments in affiliates and joint ventures	14,663	9,399	29,482	19,956
Combined gross profit(i)	$36,194	$21,839	$91,932	$54,347

(i)See "Non-GAAP Financial Measures".

EXHIBIT 99.1

Reconciliation of net income to adjusted net earnings, adjusted EBIT, and adjusted EBITDA

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2023	2022	2023	2022
Net income	$12,262	$7,514	$34,108	$21,071
Adjustments:
(Gain) loss on disposal of property, plant and equipment	(713)	1,087	500	1,164
Stock-based compensation expense (benefit)	4,804	(1,843)	10,741	(566)
Loss on equity investment customer bankruptcy claim settlement	759	—	759	—
Net realized and unrealized gain on derivative financial instruments	(1,852)	—	(4,361)	—
Equity investment net realized and unrealized gain on derivative financial instruments	(1,655)	(2,215)	(1,221)	(2,215)
Tax effect of the above items	(1,116)	174	(2,760)	(138)
Adjusted net earnings(i)	12,489	4,717	37,766	19,316
Adjustments:
Tax effect of the above items	1,116	(174)	2,760	138
Interest expense, net	7,511	5,565	14,822	10,247
Income tax expense	1,757	1,557	10,159	5,201
Equity earnings in affiliates and joint ventures	(9,408)	(8,335)	(18,931)	(14,576)
Equity investment EBIT(i)	9,605	9,421	19,569	17,109
Adjusted EBIT(i)	23,070	12,751	66,145	37,435
Adjustments:
Depreciation and amortization	24,664	26,572	61,355	57,459
Equity investment depreciation and amortization(i)	4,099	2,326	8,956	4,495
Adjusted EBITDA(i)	$51,833	$41,649	$136,456	$99,389
(i)See "Non-GAAP Financial Measures".
Reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2023	2022	2023	2022
Equity earnings in affiliates and joint ventures	$9,408	$8,335	$18,931	$14,576
Adjustments:
Interest (income) expense, net	(530)	555	(173)	1,312
Income tax expense	722	480	846	1,170
Loss (gain) on disposal of property, plant and equipment	5	51	(35)	51
Equity investment EBIT(i)	$9,605	$9,421	$19,569	$17,109
Depreciation	$3,919	$2,150	$8,596	$4,143
Amortization of intangible assets	180	176	360	352
Equity investment depreciation and amortization(i)	$4,099	$2,326	$8,956	$4,495
(i)See "Non-GAAP Financial Measures".
About the Company
North American Construction Group Ltd. is a premier provider of heavy civil construction and mining services in Canada, the U.S. and Australia. For 70 years, NACG has provided services to the mining, resource and infrastructure construction markets.
For further information contact:
Jason Veenstra
Chief Financial Officer
North American Construction Group Ltd.
(780) 960-7171
IR@nacg.ca
www.nacg.ca

EXHIBIT 99.1

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	June 30, 2023	December 31, 2022
Assets
Current assets
Cash	$21,749	$69,144
Accounts receivable	78,916	83,811
Contract assets	10,688	15,802
Inventories	56,169	49,898
Prepaid expenses and deposits	9,526	10,587
Assets held for sale	869	1,117
	177,917	230,359
Property, plant and equipment, net of accumulated depreciation of $402,462 (December 31, 2022 – $387,358)	683,822	645,810
Operating lease right-of-use assets	13,542	14,739
Investments in affiliates and joint ventures	82,981	75,637
Other assets	6,779	5,808
Intangible assets	6,199	6,773
Deferred tax assets	77	387
Total assets	$971,317	$979,513
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$80,946	$102,549
Accrued liabilities	23,234	43,784
Contract liabilities	—	1,411
Current portion of long-term debt	42,319	42,089
Current portion of operating lease liabilities	1,937	2,470
	148,436	192,303
Long-term debt	369,735	378,452
Operating lease liabilities	11,762	12,376
Other long-term obligations	24,488	18,576
Deferred tax liabilities	80,273	71,887
	634,694	673,594
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – June 30, 2023 - 27,827,282 (December 31, 2022 – 27,827,282))	229,455	229,455
Treasury shares (June 30, 2023 - 1,418,362 (December 31, 2022 - 1,406,461))	(16,701)	(16,438)
Additional paid-in capital	24,578	22,095
Retained earnings	99,347	70,501
Accumulated other comprehensive (loss) income	(56)	306
Shareholders' equity	336,623	305,919
Total liabilities and shareholders’ equity	$971,317	$979,513
See accompanying notes to interim consolidated financial statements.

EXHIBIT 99.1

Interim Consolidated Statements of Operations and
Comprehensive Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Revenue	$193,573	$168,028	$436,178	$344,739
Cost of sales	147,690	129,248	312,991	253,316
Depreciation	24,352	26,340	60,737	57,032
Gross profit	21,531	12,440	62,450	34,391
General and administrative expenses	11,974	5,052	26,153	11,284
(Gain) loss on disposal of property, plant and equipment	(713)	1,087	500	1,164
Operating income	10,270	6,301	35,797	21,943
Interest expense, net	7,511	5,565	14,822	10,247
Equity earnings in affiliates and joint ventures	(9,408)	(8,335)	(18,931)	(14,576)
Net realized and unrealized gain on derivative financial instruments	(1,852)	—	(4,361)	—
Income before income taxes	14,019	9,071	44,267	26,272
Current income tax expense	567	335	1,703	497
Deferred income tax expense	1,190	1,222	8,456	4,704
Net income	$12,262	$7,514	$34,108	$21,071
Other comprehensive income
Unrealized foreign currency translation loss (gain)	417	(25)	362	(16)
Comprehensive income	$11,845	$7,539	$33,746	$21,087
Per share information
Basic net income per share	$0.46	$0.27	$1.29	$0.75
Diluted net income per share	$0.42	$0.25	$1.12	$0.69
See accompanying notes to interim consolidated financial statements.